UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023.

Commission File Number: 001-39389

Engine Gaming and Media, Inc.
(Exact Name of Registrant as Specified in Charter)

77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario, Canada M5K 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠      Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 - 99.6 of this Form 6-K of Engine Gaming and Media, Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-254709) of the Company, as amended or supplemented.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENGINE GAMING AND MEDIA, INC.
(Registrant)

Date: March 31, 2023	By:	/s/ Louis Schwartz
	Name:	Louis Schwartz
	Title:	Chief Executive Officer and Director

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EXHIBIT INDEX

99.1	Annual Report on Form 20-F of GameSquare Esports Inc. for the fiscal year ended December 31, 2021
99.2	Consent of Kreston GTA LLP
99.3

Unaudited condensed consolidated interim financial statements of GameSquare Esports Inc. for the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021, together with the notes thereto

99.4

Management’s discussion and analysis of financial condition and financial performance of GameSquare Esports Inc. for the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021

99.5	Management information circular of GameSquare Esports Inc. dated May 4, 2022
99.6	Material change report of GameSquare Esports Inc. dated December 19, 2022

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